EXHIBIT 99.1


Magal Security Systems Ltd. Receives the First Payment From a $13.5 Million Prison Security Upgrade Project

Press Release
Source: Magal Security Systems Ltd
On Wednesday April 21, 2010, 6:30 am EDT

YEHUD, Israel, April 12, 2010 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (NASDAQ: MAGS, TASE: MAGS) announced today that it has received an advance payment of 30% of a $13.5 million contract that is expected to be signed soon.

The contract includes modernizing and upgrading the indoor security systems of three high-security prisons in Latin America. The facilities will remain operational throughout the implementation period, which is expected to last approximately two years.

"This project represents the culmination of our work in both systems installation and project management in Latin America over the past several years," said Eitan Livneh, President and CEO of Magal S3. "Correctional facilities are one of Magal's main vertical markets; our Latin American operation has developed trusted relationship with many customers and this recent contract award is a testament to our credibility in the region."

About Magal S3:

Magal S3 is a leading international provider of security, safety and site management solutions and products (NASDAQ:MAGS - News). Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries. Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world's most demanding locations and harshest climates. This portfolio covers the following three categories:

    - Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems;
    - Close Circuit TV (CCTV) - a comprehensive management platform with a leading Intelligent Video Analysis (IVA) and Video Motion Detection (VMD) engine;
    - Physical Security Information Management (PSIM) - a proprietary site management system that enhances command, control and decision making during both routine operations and crisis situations.



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This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    For more information:

    Magal S3
    Hagai Katz, SVP Marketing
    Tel: +972-3539-1444
    Assistant: Ms. Elisheva Almog
    E-mail: elishevaa@magal-s3.com

    CCGInvestor Relations
    Ehud Helft / Kenny Green
    Tel: (US) +1(646)201-9246
    E-mail: magal@ccgisrael.com